Filed Pursuant to Rule 433

Registration No. 333-206684-10

$978+ million Santander Drive Auto Receivables Trust (SDART) 2018-4

Jt-Leads : RBC (str), Societe Generale, MUFG Co-Mgrs : BNP, Santander, Wells

CLS	AMT($MM)	WAL	S/M	E.FNL	L.FNL	BENCH	SPRD	YLD%	CPN%	PRICE
A-1	188.000	0.20	A-1+/P-1	01/19	08/19	iLib	+18	2.41253	2.41253	100.00000
A-2	235.000	0.68	AAA/Aaa	09/19	04/21	EDSF	+24	2.754	2.73	99.99443
A-3	124.900	1.43	AAA/Aaa	05/20	03/22	EDSF	+30	3.029	3.01	99.99997
B	123.460	2.05	AA/Aa1	01/21	01/23	iSwp	+50	3.301	3.27	99.98318
C	155.890	2.85	A/Aa2	01/22	07/24	iSwp	+75	3.593	3.56	99.98278
D	151.34	3.86	BBB-/Baa2	09/22	12/25	iSwp	+115	4.014	3.98	99.99710

Expected Pricing : PRICED	Registration : Public / SEC Registered
Expected Settle : 08/22/18	ERISA Eligible : Yes
First Payment : 09/17/18	Pxg Speed : 1.50% ABS to 10% Call
Expected Ratings : S&P/Moodys	Min Denoms : $1k x $1k
Bill & Deliver : RBC

Available Information:

* Preliminary Prospectus, FWP and Intex CDI (attached)

* Intexnet : rbcsdar1804 Passcode: 6UY4

* Roadshow : www.dealroadshow.com Passcode: SDART184

CUSIPS:

A-1 80285M AA7

A-2 80285M AB5

A-3 80285M AE9

B 80285M AF6

C 80285M AG4

D 80285M AH2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 866 375-6829.